

January 6, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Salesh Balak
Chief Financial Officer
Universal Biosensors, Inc.
1 Corporate Avenue,
Rowville, Victoria, Australia 3178

> **Re: Universal Biosensors, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-52607**

Dear Mr. Balak:

We have reviewed your response letter dated January 5, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.
.

General

1.   Please provide the three acknowledgements included at the end of our December 28, 2010 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief